CONNER & WINTERS, LLP

LAWYERS

4000 ONE WILLIAMS CENTER

TULSA, OKLAHOMA 74172-0148

(918) 586-5711

FAX (918) 586-8548

WRITER’S DIRECT NUMBER

(918) 586-8961

WRITER’S FAX NUMBER

(918) 586-8661

WRITER’S E-MAIL ADDRESS

mberman@cwlaw.com

September 1, 2006

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Willbros Group, Inc. (the “Company”)

Registration Statement on Form S-1

Filed June 30, 2006

File No. 333-135540

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005

File No. 1-11953

Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2006

File No. 1-11953

Dear Mr. Schwall:

The purpose of this letter is to respond to your comments with respect to the Company’s Registration Statement on Form S-1 filed June 30, 2006 (File No. 333-135540), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 1-11953) and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 1-11953). The headings used herein are the same as those set forth in your letter of July 28, 2006.

Form S-1

General

1. Please provide updated information with each amendment. In this regard, to the extent applicable, provide updates with respect to any material changes in the status of investigations pending with the Department of Justice or the Securities and Exchange Commission.

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

Company’s Response: The Company will provide updated information with each amendment to the registration statement on Form S-1. At this time, there are no material changes in the status of investigations pending with the Department of Justice or the Securities and Exchange Commission.

Risk Factors, page 6

2. We note the disclosure regarding the ineffectiveness of disclosure controls and procedures and the material weakness in internal controls as of December 31, 2005 through the first quarter ended March 31, 2006. We also note prior conclusions of ineffectiveness and material weaknesses as described in the Forms 10-Q filed for fiscal periods in 2005. Please supplement the risk factor discussion to reference what would appear to be continued ongoing material weakness and ineffectiveness of disclosure controls and procedures. Your risk factor discussion should address the risks associated with such ongoing weaknesses and the difficulties the company faces in remediating and preventing such weaknesses.

Company’s Response: The Company will prepare a pre-effective amendment to its registration statement on Form S-1 to add the following discussion to the Risk Factor section of the prospectus. The Company has already incorporated this risk factor discussion into its periodic reports under the Securities Exchange Act of 1934, by adding virtually identical language to Item 1.A of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 9, 2006:

“Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2004 and December 31, 2005 because of the existence of material weaknesses in our internal control over financial reporting. The failure to remediate these material weaknesses, or any control deficiencies that we may discover in the future, could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.

As disclosed in our Annual Report on Form 10-K for 2004 and in our Quarterly Reports on Form 10-Q for each of the first three quarters of 2005, management’s assessment of our internal controls over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. Although we made progress in executing our remediation plans during 2005, including the remediation of two material weaknesses, as of December 31, 2005, management has concluded that we did not maintain effective internal control over financial reporting due to the following remaining material weaknesses in internal controls:

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

•	Company-Level Controls: As we finalized the preparation of the 2005 financial statements, we determined that a material weakness in our internal control over financial reporting exists related to our financial statement close process. This material weakness resulted in delays in our ability to timely close our books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays we experienced in filing our quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel.

•	Construction Contract Management: A material weakness exists related to controls over the project reporting used in the accounting process. On certain of our Nigerian projects, cost estimates were not updated to reflect current information, and insufficient measures were taken to independently verify uniform and reliable cost estimates. This material weakness can affect project related accounts, and it specifically resulted in material changes to revenue and cost of sales on certain contracts during the preparation of our preliminary financial statements by our accounting staff prior to the issuance of the financial statements.

We are actively working to strengthen our accounting and finance functions to correct the identified material weaknesses in our internal controls and our efforts include:

•	the hiring of additional senior accounting personnel at both the business unit level and the corporate administrative offices during 2006;

•	the initiation of efforts to develop more standardized and timely project management reporting and management review processes through documentation, training and retention of personnel;

•	the recruitment of candidates with the intention of expeditiously filling vacancies in our accounting, finance and project management functions;

•	the continued review and monitoring of the accounting department structure and organization, both in terms of size and expertise; and

•	the conduct of additional training and increased supervision of accounting personnel.

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

We believe the previously implemented and planned changes to our internal control over financial reporting and our disclosure controls and procedures will be adequate to remediate the above-described material weaknesses and render our control procedures effective. However, if we are unable to remediate the above-described material weaknesses, and any other control deficiencies identified in the future, and otherwise continue to improve our internal controls and disclosure controls, our ability to report our financial results on a timely and accurate basis could be adversely affected, which could result in a loss of investor confidence in our financial reports or have a material adverse affect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls or fraud, even effective internal control over financial reporting may not prevent or detect all misstatements.”

Selling Stockholders, page 23

3. Please disclose if any of the selling stockholders are registered broker-dealers or affiliates of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If the selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Company’s Response: The Company confirms supplementally that each of the selling stockholders has informed the Company that it is not a broker-dealer or an affiliate of a broker-dealer, except for Citadel Equity Fund Ltd., Portside Growth and Opportunity Fund, Shepherd Investments International, Ltd. and Capital Ventures International, each of which are affiliates of a broker-dealer. Citadel Equity Fund Ltd., Portside Growth and Opportunity Fund, Shepherd Investments International, Ltd. and Capital Ventures International have each further confirmed that they are not acting as an underwriter with respect to the shares of common stock they may sell under the prospectus. The Company will revise its discussion under the caption “Selling Stockholders” at pages 24 and 25 of the prospectus to insert an additional footnote in the selling stockholder table next to the names of Citadel Equity Fund Ltd., Portside Growth and Opportunity Fund, Shepherd Investments International, Ltd. and Capital Ventures International. The footnote will read as follows:

“This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its convertible notes in the ordinary course of business and, at the time of the purchase of the convertible notes,

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its convertible notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act of 1933.”

The Company will also revise its discussion under the caption “Plan of Distribution” at page 32 of the prospectus by adding the following sentence:

“Each selling stockholder who is an affiliate of a broker-dealer has confirmed that it purchased the convertible notes in the ordinary course of business and, at the time of purchase, had no agreement or understanding, directly or indirectly with any person to distribute the common stock.”

Form 10-K

Controls and Procedures, page 102

4. Please revise your disclosure to specify exactly when the material weakness was identified, by whom it was identified and when the material weakness first began. Please ensure that your amendment to the 10-K is accompanied with updated certifications.

Company’s Response: The Company will file an amendment to its Annual Report on Form 10-K to revise its Item 9A Controls and Procedures discussion. In particular, the Company will revise, to the best of its ability, the discussion at the first and third full paragraphs of page 103 to provide greater detail with respect to the timing of the existence and discovery of the two material weaknesses. The Company’s proposed revision to the first full paragraph of page 103 is set forth below. Please see the Company’s response to Comment #5 for the Company’s proposed revision to the third full paragraph on page 103.

“Company-Level Controls: A material weakness in our internal control over financial reporting exists related to the Company’s financial statement close process. The weakness was identified by our accounting management during the assessment of our internal control system in December 2005 and was determined to be a material weakness in April of 2006. This weakness in our company-level controls resulted in delays in our ability to timely close our books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays we have experienced in filing our quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel.

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

We believe that this weakness began in January 2005 as the Company’s accounting staff began to respond to a number of resource demands, including a larger than normal turnover of international and corporate accounting personnel; a significant increase in the workload of the accounting staff as they supported the Audit Committee’s independent investigation as well as investigations by the SEC and the Department of Justice; and a substantial increase in the volume of accounting transactions associated with the 46 percent annual increase in the Company’s revenue.”

The Company will file updated certifications as exhibits to its amended Form 10-K.

Construction Contract Management, page 102

5. We refer you to disclosure in this section regarding weaknesses related to controls over project reporting used in accounting process related to “certain” Nigerian projects. Revise to indicate the quantity of projects affected by such weaknesses and the possible impact, in dollar terms, resulting from the error. We may have further comment.

Company’s Response: The Company proposes to revise the Controls and Procedures discussion at the third full paragraph of page 103 to read as follows:

“Construction Contract Management: A material weakness exists related to controls over the project reporting used in the accounting process. This weakness existed throughout 2005 and is a continuation of a material weakness reported in our 2004 Form 10-K, which was first identified by management in March of 2005. Management of the Company determined that the weakness had not been fully remediated during reviews of the project cost estimates used in the accounting process in closing the quarters ended September 30, and December 31, 2005. The weakness primarily impacts three large Nigerian contracts, with a total contract value of approximately $620 million, for which cost estimates were not updated to reflect current information and insufficient measures were taken to independently verify uniform and reliable cost estimates. This material weakness could materially affect project related accounts, and it specifically resulted in material changes to revenue and cost of sales on contracts during the preparation of our preliminary financial statements by our accounting staff prior to the issuance of the financial statements.”

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

The staff’s comment letter requests that the Company disclose the “possible impact, in dollar terms, resulting from the error.” As is described above, the weakness relates to cost estimates on large contracts. The “possible impact” of errors in the estimation process is impossible to determine and can range from small amounts to amounts which are clearly material to the financial statements. As the potential amount of an error increases, the Company believes that the likelihood of detection during the financial statement preparation process may also increase. By definition, any material weakness in internal control may result in a material error in the financial statements. Absent any standard guidance to quantify “possible impact,” however, the Company respectfully submits that it is more appropriate to quantify the dollar amount of the contracts in question and to describe the potential impact as “material.” The Company believes that any further description of a specific dollar amount or range of potential losses would be highly speculative and not meaningful to the reader of the financial statements.

Changes In Internal Control Over Financial Reporting, page 102

6. Revise to summarize the “significant” changes to which you refer and when such remediation steps were initially taken.

Company’s Response: The Company proposes to revise the Controls and Procedures discussion at the sixth full paragraph of page 103 to read as follows:

“During the course of 2005, we undertook significant efforts to improve our internal control over financial reporting. These significant changes included the following:

•	Initiation of an enhanced worldwide awareness program to educate employees with respect to the content of our whistleblower policy to achieve better reporting of any suspected problems.

•	Implementation of an “enhanced and stand-alone” FCPA Compliance Program separate from that incorporated into our Code of Business Conduct and Ethics. This enhanced FCPA Compliance Program includes the training of Company personnel by the Company’s General Counsel or outside legal counsel.

•	Realignment of the reporting of all business units’ financial staffs directly to the Corporate Controller’s Office.

•	Expansion of the International and Corporate accounting and finance staff by 133% during 2005 to strengthen existing internal controls over project management, cash disbursements, tax compliance, and financial reporting.

•	Movement of the internal audit function from an outsourced function with an independent accounting firm to an experienced in-house department to facilitate more frequent and more in-depth examinations of controls throughout the Company.

•	Adoption of a more frequent rotation policy for the staff at our international business units.”

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

Form 10-Q

Controls and Procedures, page 40

7. Rather than refer to disclosure in the 10-K for the fiscal year ended 12-31-2005, supplement your disclosure, as required by Item 308 (c) of Regulation S-K, so that you clearly identify the material weaknesses you are attempting to remediate and the fact that such weaknesses are still ongoing. Your disclosure should be revised to address the specific changes to your internal controls over financial reporting implemented during the last fiscal quarter. Please amend your disclosure accordingly.

Company’s Response: The Company will file an amended 10-Q for the quarter ended March 31, 2006 to revise the first two paragraphs of its discussion under “Controls and Procedures” in Item 4 of Part I as follows in order to eliminate the cross reference to the 10-K discussion of material weaknesses, to clearly identify the material weaknesses it is attempting to remediate, to indicate that such weaknesses are ongoing and to describe the specific changes to its internal controls which occurred during the first quarter of 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting:

“Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of June 30, 2006. Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of March 31, 2006, the disclosure controls and procedures are not effective in alerting them on a timely basis to material information required to be included in our periodic filings with the Securities and Exchange Commission.

Company management, with oversight from the Audit Committee, has devoted substantial effort to the remediation of the material weakness related to the Company’s financial statement close process. This material weakness resulted in delays in our ability to timely close our books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays we have experienced in filing our quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel. Additionally, management identified a material weakness related to controls over the project reporting used in the accounting process. Cost estimates were not routinely

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

updated to reflect current information and insufficient measures were taken to independently verify uniform and reliable cost estimates. Subsequent to December 31, 2005, we are actively working to strengthen our accounting and finance functions to correct the identified material weaknesses in our internal controls. Generally, our material weaknesses related to insufficient performance of existing controls rather than incorrect design of controls. Accordingly, during the quarter ended March 31, 2006 we have implemented the following efforts:

•	hired additional senior accounting personnel at the corporate administrative offices;

•	initiated efforts to develop more standardized and timely project management reporting and management review processes through documentation;

•	recruited candidates in order to expeditiously fill vacancies in our accounting, finance and project management functions;

•	continued to increase our supervision of accounting personnel; and

•	continued our review and monitoring of the accounting department structure and organization, both in terms of size and expertise.”

8. With regard to the implemented and planned changes, explain why you believe that they will remediate the material weaknesses you have identified and why you believe they will be “adequate to provide reasonable assurance.”

Company’s Response: The Company will revise the third paragraph of its discussion under “Controls and Procedures” in Item 4 of Part I as follows:

“We believe the previously implemented and planned improvements to our internal control over financial reporting and our disclosure controls and procedures will be adequate to provide reasonable assurance that the information required to be disclosed in our Exchange Act reports is properly recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. Specifically, we believe the additional accounting personnel, and in particular, additional supervisory personnel, will allow us to ensure that all control procedures related to closing our books and preparing financial statements, such as reconciliations and analyses, are properly performed and reviewed. The additional supervisory personnel in the project accounting area will allow us to continue to improve our review of monthly project results and estimates prior to closing the books and preparing the financial statements. The reorganization of our accounting department structure will continue to provide for additional supervision of Nigerian project accounting personnel.”

CONNER & WINTERS

Mr. H. Roger Schwall

September 1, 2006

9. Ensure that you file updated certifications with your amended Form 10-Q.

Company’s Response: The Company will file updated certifications as exhibits to its amended Form 10-Q.

Closing Comments: We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of any additional comments, please feel free to call me at (918) 586-8961, at any time.

Very truly yours,

/s/ Mark D. Berman
Mark D. Berman

cc:	Van Welch
Warren Williams
Willbros Group, Inc.